Exhibit 99.1

China Online Education Group Announces First Quarter 2019 Results

Net revenues increased by 23.0% year-over-year

Gross billings1 increased by 27.4% year-over-year

BEIJING, June 14, 2019 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operating Highlights

•                      Net revenues were RMB323.0 million (US$48.1 million), a 23.0% increase from RMB262.6 million for the first quarter of 2018.

•                      Gross billings were RMB452.5 million (US$67.4 million), a 27.4% increase from RMB355.3 million for the first quarter of 2018.

•                      Gross margin was 67.3%, compared with 64.6% for the first quarter of 2018.

•                      Non-GAAP net loss was RMB59.5 million, a 55.1% decrease from RMB132.4 million for the fourth quarter of 2018.

•                      Operating cash inflow was RMB8.4 million (US$1.2 million).

Key Operating Data

	For the three months ended
	March 31,	March 31,	Y-o-Y
	2018	2019	Change
Gross billings (in RMB millions)	355.3	452.5	27.4%
K-12 mass-market one-on-one offering	224.7	389.7	73.4%
K-12 small class offering	36.9	14.9	(59.6)%
Adult offering	57.4	33.1	(42.3)%
K-12 American Academy one-on-one offering	36.3	14.8	(59.2)%
Active students[2] (in thousands)	190.8	227.4	19.2%

“We had a solid start in 2019, with both revenues and gross billings topping the high end of our guidance,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2 An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“Our first quarter results reflect the successful and consistent execution of our strategic initiatives which focus on our flourishing K-12 one-on-one mass-market program in China’s lower-tier cities.

“We continue to streamline our business to focus our resources on providing high-quality programs for the growing K-12 market. With a solid presence in the largely saturated tier-one cities3, we are keenly focused on bringing our programs to China’s large and underserved markets in non-tier-one cities. Through targeted marketing and growing referrals, our offerings are being well received in these areas, with gross billings continually growing. In the first quarter our gross billings from non-tier-one cities accounted for 72.8% of our K-12 mass-market one-on-one offerings, compared with 63.0% a year ago. Our goal, as we move through the year, is to continue to make learning accessible throughout China by bringing our educational offerings to underserved markets where we can leverage our existing programs. At the same time, we will strive to improve our technology and course offerings to create additional value for our students, teachers and all of our stakeholders,” Mr. Huang concluded.

Mr. Min Xu, Chief Financial Officer of 51Talk, added, “The diligent execution of our K-12 penetration and alignment strategy contributed to our improved bottom line and healthy growth in the first quarter. We reduced our Non-GAAP net loss by 55.1% to RMB59.5 million, from RMB132.4 million for the fourth quarter of 2018, and our one-on-one business gross billings grew by 37.4% year-over-year. In addition, consolidated gross margin expanded by 270 basis points to 67.3% and gross profit increased by 28.1% to RMB217.2 million, both on a year-over-year basis. Through enhanced product quality and improving services, emphasis on referrals, and prudent cost control, we believe continuous calibration of these levers will support our continued growth and further improve our bottom line.”

First Quarter 2019 Financial Results

Net Revenues

Net revenues for the first quarter of 2019 were RMB323.0 million (US$48.1 million), a 23.0% increase from RMB262.6 million for the first quarter of 2018. The increase was primarily attributed to an increase in the number of active students. The number of active students for the first quarter of 2019 was approximately 227,400, a 19.2% increase from approximately 190,800 for the first quarter of 2018.

Net revenues from one-on-one offerings for the first quarter of 2019 were RMB295.5 million (US$44.0 million), a 20.4% increase from RMB245.5 million for the first quarter of 2018. Net revenues from small class offerings for the first quarter of 2019 were RMB27.5 million (US$4.1 million), compared with RMB17.1 million for the first quarter of 2018.

Cost of Revenues

Cost of revenues for the first quarter of 2019 was RMB105.7 million (US$15.8 million), a 13.8% increase from RMB92.9 million for the first quarter of 2018. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

3 Tier-one cities include Beijing, Shanghai, Shenzhen and Guangzhou.

Cost of revenues of one-on-one offerings for the first quarter of 2019 was RMB90.8 million (US$13.5 million), a 12.0% increase from RMB81.1 million for the first quarter of 2018. Cost of revenues of small class offerings for the first quarter of 2019 was RMB14.9 million (US$2.2 million), a 26.1% increase from RMB11.8 million for the first quarter of 2018.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2019 was RMB217.2 million (US$32.4 million), a 28.1% increase from RMB169.6 million for the first quarter of 2018.

Gross margin for the first quarter of 2019 was 67.3%, compared with 64.6% for the first quarter of 2018.

One-on-one offerings gross margin for the first quarter of 2019 was 69.3%, compared with 67.0% for the first quarter of 2018. The increase was mainly attributable to the inclusion of the Company’s audio picture book in course packages, which carries a higher margin. 51Talk’s small class offering gross margin for the first quarter of 2019 was 45.7%, compared with 30.7% for the first quarter of 2018.

Operating Expenses

Total operating expenses for the first quarter of 2019 were RMB278.1 million (US$41.4 million), a 0.7% decrease from RMB280.2 million for the first quarter of 2018.

Sales and marketing expenses for the first quarter of 2019 were RMB186.3 million (US$27.8 million), an 8.6% increase from RMB171.6 million for the first quarter of 2018. The increase was mainly due to higher sales personnel costs related to an increase in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2019 were RMB186.0 million (US$27.7 million), a 9.2% increase from RMB170.4 million for the first quarter of 2018.

Product development expenses for the first quarter of 2019 were RMB40.7 million (US$6.1 million), a 22.1% decrease from RMB52.2 million for the first quarter of 2018. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2019 were RMB40.1 million (US$6.0 million), a 20.8% decrease from RMB50.7 million for the first quarter of 2018.

General and administrative expenses for the first quarter of 2019 were RMB51.2 million (US$7.6 million), a 9.2% decrease from RMB56.4 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2019 were RMB48.1 million (US$7.2 million), an 8.4% decrease from RMB52.6 million for the same quarter last year.

Loss from Operations

Loss from operations for the first quarter of 2019 was RMB60.9 million (US$9.1 million), compared with RMB110.5 million for the first quarter of 2018.

Non-GAAP loss from operations for the first quarter of 2019 was RMB57.0 million (US$8.5 million), compared with RMB104.0 million for the first quarter of 2018.

Net Loss

Net loss for the first quarter of 2019 was RMB63.3 million (US$9.4 million), compared with RMB112.7 million for the first quarter of 2018.

Non-GAAP net loss for the first quarter of 2019 was RMB59.5 million (US$8.9 million), compared with RMB106.1 million for the first quarter of 2018.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2019 was RMB3.15 (US$0.45), compared with RMB5.55 for the first quarter of 2018. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2019 was RMB2.85 (US$0.45), compared with RMB5.25 for the first quarter of 2018.

Balance Sheet

As of March 31, 2019, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB697.1 million (US$103.9 million), compared with RMB712.1 million as of December 31, 2018.

The Company had deferred revenues (current and non-current) of RMB1,780.2 million (US$265.3 million) as of March 31, 2019, compared with RMB1,676.1 million as of December 31, 2018.

Impact of Recently Adopted New Accounting Standard

In February 2016, the FASB issued ASU 2016-02 “Leases”, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard on January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB55.8 million as total right-of-use assets and RMB54.2 million as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019. Other than the foregoing, the new lease standard did not have a material impact on the Company’s consolidated financial statements.

Outlook

For the second quarter of 2019, the Company currently expects:

•                  Net revenues to be between RMB342 million to RMB347 million, which would represent an increase of approximately 21.4% to 23.2% from RMB281.7 million for the same quarter last year;

•                  Total gross billings to be between RMB465 million to RMB470 million, which would represent an increase of approximately 10.7% to 11.9% from RMB420.0 million for the same quarter last year.

•                  Gross billings for the Company’s one-on-one business are expected to be between RMB433 million to RMB438 million, which would represent an increase of approximately 15.0% to 16.3% from RMB376.5 million for the same quarter last year.

•                  Gross billings for 51Talk’s small class business are expected to be approximately RMB32 million, which would represent a decrease of approximately 26.4% from RMB43.5 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 14, 2019 (8:00 PM Beijing/Hong Kong time on June 14, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until June 21, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10131480

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the rate in effect as of March 29, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6508-0677

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31,	Mar. 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	413,143	247,006	36,805
Time deposits	162,688	193,925	28,896
Short term investment	136,304	256,157	38,169
Inventory	—	508	76
Prepaid expenses and other current assets	242,499	259,525	38,670
Total current assets	954,634	957,121	142,616

Non-current assets
Property, plant and equipment, net	35,341	29,938	4,461
Intangible assets, net	11,790	10,701	1,594
Goodwill	4,223	4,223	629
Right of use assets	—	46,238	6,890
Other non-current assets	4,230	5,976	890
Total non-current assets	55,584	97,076	14,464

Total assets	1,010,218	1,054,197	157,080

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loan	—	54,714	8,153
Deferred revenues	1,658,800	1,770,613	263,830
Accrued expenses and other current liabilities	209,910	183,343	27,319
Lease liability	—	27,833	4,147
Taxes payable	16,917	17,577	2,619
Total current liabilities	1,885,627	2,054,080	306,068

Non-current liabilities
Long-term loan	69,045	—	—
Deferred revenues	17,321	9,635	1,436
Deferred tax liabilities	21	—	—
Lease liability	—	17,247	2,570
Other non-current liabilities	853	880	131
Total non-current liabilities	87,240	27,762	4,137

Total liabilities	1,972,867	2,081,842	310,205

Total shareholders’ deficit	(962,649)	(1,027,645)	(153,125)

Total liabilities and shareholders’ deficit	1,010,218	1,054,197	157,080

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues	262,577	298,051	322,971	48,124
Cost of revenues	(92,929)	(111,799)	(105,728)	(15,754)
Gross profit	169,648	186,252	217,243	32,370
Operating expenses
Sales and marketing expenses	(171,592)	(212,145)	(186,287)	(27,758)
Product development expenses	(52,240)	(42,574)	(40,701)	(6,065)
General and administrative expenses	(56,364)	(60,496)	(51,159)	(7,623)
Total operating expenses	(280,196)	(315,215)	(278,147)	(41,446)
Loss from operations	(110,548)	(128,963)	(60,904)	(9,076)
Impairment loss	—	(7,364)	—	—
Interest income	1,955	2,519	3,051	455
Interest expenses and other expenses, net	(2,999)	(5,225)	(4,338)	(647)
Loss before income tax expenses	(111,592)	(139,033)	(62,191)	(9,268)
Income tax expenses	(1,070)	(923)	(1,148)	(171)
Net loss	(112,662)	(139,956)	(63,339)	(9,439)
Net loss attributable to ordinary shareholders	(112,662)	(139,956)	(63,339)	(9,439)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	302,871,754	305,818,165	306,042,465	306,042,465

Net loss per share attributable to ordinary shareholders basic and diluted	(0.37)	(0.46)	(0.21)	(0.03)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
Net loss per ADS attributable to ordinary shareholders basic and diluted	(5.55)	(6.90)	(3.15)	(0.45)

Comprehensive loss:
Net loss	(112,662)	(139,956)	(63,339)	(9,439)
Other comprehensive loss
Foreign currency translation adjustments	(10,628)	4,460	(5,718)	(852)
Total comprehensive loss	(123,290)	(135,496)	(69,057)	(10,291)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,232)	(1,584)	(284)	(42)
Product development expenses	(1,558)	(1,855)	(574)	(86)
General and administrative expenses	(3,803)	(4,137)	(3,012)	(449)

CHINA ONLINE EDUCATION GROUP
Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures
 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
Sales and marketing expenses	(171,592)	(212,145)	(186,287)	(27,758)
Less: Share-based compensation expenses	(1,232)	(1,584)	(284)	(42)
Non-GAAP sales and marketing expenses	(170,360)	(210,561)	(186,003)	(27,716)

Product development expenses	(52,240)	(42,574)	(40,701)	(6,065)
Less: Share-based compensation expenses	(1,558)	(1,855)	(574)	(86)
Non-GAAP product development expenses	(50,682)	(40,719)	(40,127)	(5,979)

General and administrative expenses	(56,364)	(60,496)	(51,159)	(7,623)
Less: Share-based compensation expenses	(3,803)	(4,137)	(3,012)	(449)
Non-GAAP general and administrative expenses	(52,561)	(56,359)	(48,147)	(7,174)

Operating expenses	(280,196)	(315,215)	(278,147)	(41,446)
Less: Share-based compensation expenses	(6,593)	(7,576)	(3,870)	(577)
Non-GAAP operating expenses	(273,603)	(307,639)	(274,277)	(40,869)

Loss from operations	(110,548)	(128,963)	(60,904)	(9,076)
Less: Share-based compensation expenses	(6,593)	(7,576)	(3,870)	(577)
Non-GAAP loss from operations	(103,955)	(121,387)	(57,034)	(8,499)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
Income tax expenses	(1,070)	(923)	(1,148)	(171)
Less: Tax impact of Share-based compensation expenses	—	—	—	—
Non-GAAP income tax expenses	(1,070)	(923)	(1,148)	(171)

Net loss	(112,662)	(139,956)	(63,339)	(9,439)
Less: Share-based compensation expenses	(6,593)	(7,576)	(3,870)	(577)
Non-GAAP net loss	(106,069)	(132,380)	(59,469)	(8,862)

Net loss attributable to ordinary shareholders	(112,662)	(139,956)	(63,339)	(9,439)
Less: Share-based compensation expenses, net of tax	(6,593)	(7,576)	(3,870)	(577)
Non-GAAP net loss attributable to ordinary shareholders	(106,069)	(132,380)	(59,469)	(8,862)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	302,871,754	305,818,165	306,042,465	306,042,465

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.35)	(0.43)	(0.19)	(0.03)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(5.25)	(6.45)	(2.85)	(0.45)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues
One-on-one offerings	245,486	266,459	295,455	44,024
Small class offerings	17,091	31,592	27,516	4,100
Total net revenues	262,577	298,051	322,971	48,124

Cost of revenues
One-on-one offerings	(81,085)	(89,028)	(90,791)	(13,528)
Small class offerings	(11,844)	(22,771)	(14,937)	(2,226)
Total cost of revenues	(92,929)	(111,799)	(105,728)	(15,754)

Gross profit
One-on-one offerings	164,401	177,431	204,664	30,496
Small class offerings	5,247	8,821	12,579	1,874
Total gross profit	169,648	186,252	217,243	32,370

Gross margin
One-on-one offerings	67.0%	66.6%	69.3%	69.3%
Small class offerings	30.7%	27.9%	45.7%	45.7%
Total gross margin	64.6%	62.5%	67.3%	67.3%

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	US$
Sales and marketing expenses
One-on-one offerings	(153,928)	(186,561)	(170,849)	(24,458)
Small class offerings	(17,664)	(25,584)	(15,438)	(2,300)
Total sales and marketing expenses[4]	(171,592)	(212,145)	(186,287)	(27,758)

Product development expenses
One-on-one offerings	(40,881)	(31,367)	(35,169)	(5,241)
Small class offerings	(11,359)	(11,207)	(5,532)	(824)
Total product development expenses[5]	(52,240)	(42,574)	(40,701)	(6,065)

General and administrative expenses
One-on-one offerings	(47,181)	(51,647)	(44,934)	(6,695)
Small class offerings	(9,183)	(8,849)	(6,225)	(928)
Total general and administrative expenses[6]	(56,364)	(60,496)	(51,159)	(7,623)

Operating expenses
One-on-one offerings	(241,990)	(269,575)	(250,952)	(37,394)
Small class offerings	(38,206)	(45,640)	(27,195)	(4,052)
Total operating expenses	(280,196)	(315,215)	(278,147)	(41,446)

Loss from operations
One-on-one offerings	(77,589)	(92,144)	(46,288)	(6,898)
Small class offerings	(32,959)	(36,819)	(14,616)	(2,178)
Total loss from operations	(110,548)	(128,963)	(60,904)	(9,076)

4 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB279 and RMB5 respectively for the first quarter of 2019, and RMB1,155 and RMB77 respectively for the first quarter of 2018.

5 Share-based compensation expenses, included in the product development expenses for one-on-one offerings and small class offerings were RMB300 and RMB274 respectively for the first quarter of 2019, and RMB1,411 and RMB147 respectively for the first quarter of 2018.

6 Share-based compensation expenses, included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB2,938 and RMB74 respectively for the first quarter of 2019, and RMB3,758 and RMB45 respectively for the first quarter of 2018.